Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE FOURTH QUARTER ENDED
JULY 25, 2020

Contact:	John Van Orden, CFO
(973) 467-2200
villageinvestorrelations@wakefern.com
    Springfield, New Jersey – October 7, 2020 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the fourth quarter ended July 25, 2020.
    Net income was $9,229,000 in the fourth quarter of fiscal 2020 compared to $6,729,000 in the fourth quarter of fiscal 2019. The fourth quarter of fiscal 2020 includes a $1,911,000 (net of tax) gain for Superstorm Sandy insurance proceeds received, a $2,512,000 benefit from a federal net operating loss carryback at a rate higher than the current statutory tax rate, a $1,423,000 (net of tax) gain arising from the breakup of Village’s initial “stalking horse” bid under the January 20, 2020 Fairway Asset Purchase Agreement, transaction costs incurred for the Fairway acquisition of $1,888,000 (net of tax) and amortization of acquisition related inventory step-up of $355,000 (net of tax). Fiscal 2019 includes a tax benefit of $777,000 related to the favorable settlement of a tax audit with the New Jersey Division of Taxation. Excluding these items from both periods, net income decreased 6% in fiscal 2020 compared to the prior year.
    Sales were $501,478,000 in the fourth quarter of fiscal 2020 compared to $418,366,000 in the fourth quarter of fiscal 2019. Sales increased due to the Fairway acquisition on May 14, 2020, the opening of the Stroudsburg replacement store on November 1, 2019, the Gourmet Garage acquisition on June 24, 2019 and a same store sales increase of 7.5%. Same store sales increased due primarily to increased customer demand across most stores as a result of the continued impact of the COVID-19 pandemic. Following the outbreak, average basket sizes increased and transaction counts decreased as customers consolidated shopping trips. Digital sales growth accelerated through both ShopRite from Home and 3rd party online grocery pickup and delivery services, increasing 240% in the 4th quarter of fiscal 2020 compared to the 4th quarter of fiscal 2019. Sales in Gourmet Garage and Fairway have declined significantly compared to historical levels due primarily to population migration out of Manhattan during the pandemic. New stores and replacement stores are included in same store sales in the quarter after the store has been in operation for four full quarters.  Store renovations and expansions are included in same store sales immediately.
Gross profit as a percentage of sales increased to 28.93% in the fourth quarter of fiscal 2020 compared to 27.79% in the fourth quarter of fiscal 2019 due primarily to the acquisitions of Gourmet Garage and Fairway, net of amortization of acquisition related inventory step-up (.10%). Excluding the impact of acquired stores, gross profit as a percentage of sales decreased .04% due primarily to decreased departmental gross margin percentages (.19%), decreased patronage dividends and rebates received from Wakefern (.11%) and an unfavorable change in product mix (.19%) partially offset by lower promotional spending (.21%) and increased leverage on warehouse assessment charges from Wakefern (.24%). Departmental gross profits decreased due primarily to price investments, including the ShopRite's Right Price Promise pricing strategy, a commitment to everyday low prices on the items customers purchase most frequently, introduced in October 2019. Both product mix and departmental gross margin percentages were also impacted by limitations in product availability and scaled down service department offerings due to safety measures implemented as a result of the COVID-19 pandemic.

Operating and administrative expense as a percentage of sales increased to 25.32% in the fourth quarter of fiscal 2020 compared to 24.16% in the fourth quarter of fiscal 2019. The fourth quarter of fiscal 2020 includes a gain for Superstorm Sandy insurance proceeds received (.54%), a gain arising from the breakup of Village’s initial “stalking horse” bid under the January 20, 2020 Fairway Asset Purchase Agreement (.41%), transaction costs incurred for the Fairway acquisition (.54%) and lease costs reclassified from depreciation and amortization and interest expense to operating and administrative expense (.12%) as a result of the adoption of ASU 2016-02, “Leases”. Excluding these items from both periods, operating and administrative expense as a percentage of sales increased 1.45% in fiscal 2020 compared to fiscal 2019 due primarily to incremental costs related to COVID-19, including enhanced wages and benefits and expanded safety and sanitation protocols (1.65%), increased occupancy costs due primarily to the acquisitions of Fairway (1.03%) partially offset by reduced workers compensation expense (.59%) and increased leverage from higher sales.
    Net income was $24,939,000 in fiscal 2020 compared to $25,539,000 in fiscal 2019.  Fiscal 2020 includes a $1,911,000 (net of tax) gain for Superstorm Sandy insurance proceeds received, an $854,000 (net of tax) gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020, a $2,512,000 benefit from a federal net operating loss carryback at a rate higher than the current statutory tax rate, a $1,423,000 (net of tax) gain arising from the breakup of Village’s initial “stalking horse” bid under the January 20, 2020 Fairway Asset Purchase Agreement, transaction costs incurred for the Fairway acquisition of $1,888,000 (net of tax), amortization of acquisition related inventory step-up of $355,000 (net of tax), a non-cash pension charge related to the termination of a company-sponsored pension plan and other

Exhibit 99.1

pension settlement charges of $1,160,000 (net of tax), pre-opening costs related to the Stroudsburg, Pennsylvania replacement store of $891,000 (net of tax) and store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store of $557,000 (net of tax). Fiscal 2019 includes a $290,000 (net of tax) gain for Superstorm Sandy insurance proceeds received, a tax benefit of $777,000 related to the favorable settlement of a tax audit with the New Jersey Division of Taxation and pension settlement charges of $302,000 (net of tax). Excluding these items from both periods, net income decreased 8% in fiscal 2020 compared to the prior year.
    Sales were $1,804,594,000 in fiscal 2020 compared to $1,643,502,000 in fiscal 2019. Sales increased due to the Fairway acquisition on May 14, 2020, the opening of the Stroudsburg replacement store on November 1, 2019, the Gourmet Garage acquisition on June 24, 2019 and a same store sales increase of 5.3%. Same store sales increased due primarily to increased customer demand across most stores due to the impact of the COVID-19 pandemic, most significantly in March where sales reached unprecedented levels. Following the outbreak, average basket sizes increased and transaction counts decreased as customers consolidated shopping trips. Digital sales growth accelerated through both ShopRite from Home and 3rd party online grocery pickup and delivery services, increasing 83% in fiscal 2020 compared to fiscal 2019. Sales in Gourmet Garage and Fairway have declined significantly compared to historical levels due primarily to population migration out of Manhattan during the pandemic.

    Gross profit as a percentage of sales of 28.07% in fiscal 2020 increased .28% compared to fiscal 2019. Gross profit increased due primarily to higher margins associated with the acquisitions of Gourmet Garage and Fairway, net of amortization of acquisition related inventory step-up (.03%). Excluding the impact of acquired stores, gross profit as a percentage of sales decreased .23% due primarily to decreased departmental gross margin percentages (.31%), decreased patronage dividends and rebates received from Wakefern (.08%) and an unfavorable change in product mix (.12%) partially offset by lower promotional spending (.15%) and increased leverage on warehouse assessment charges from Wakefern (.13%).

    Operating and administrative expense as a percentage of sales increased to 24.65% in fiscal 2020 compared to 24.02% in fiscal 2019. Fiscal 2020 includes a gain on the sale of pharmacy prescription lists related to three store pharmacies closed in March 2020 (.07%), a gain for Superstorm Sandy insurance proceeds received (.15%), a gain arising from the breakup of Village’s initial “stalking horse” bid under the January 20, 2020 Fairway Asset Purchase Agreement (.11%), transaction costs incurred for the Fairway acquisition (.15%), a non-cash pension charge related to the termination of a company-sponsored pension plan and other pension settlement charges (.09%), pre-opening costs of the Stroudsburg, Pennsylvania replacement store (.07%), store closure costs and charges to write off the lease asset and related obligations for the old Stroudsburg store (.04%) and lease costs reclassified from depreciation and amortization and interest expense to operating and administrative expense (.14%) as a result of the adoption of ASU 2016-02, “Leases”. Fiscal 2019 includes a gain for Superstorm Sandy insurance proceeds received (.03%) and pension settlement charges (.03%). Excluding these items from both periods, operating and administrative expense as a percentage of sales increased .47% in fiscal 2020 compared to fiscal 2019 due primarily to incremental costs related to COVID-19, including enhanced wages and benefits and expanded safety and sanitation protocols (.76%), increased occupancy costs due primarily to the acquisitions of Fairway and Gourmet Garage (.33%) partially offset by reduced workers compensation expense (.23%) and increased leverage from higher sales.

    Village Super Market operates a chain of 35 supermarkets in New Jersey, New York, Maryland and Pennsylvania under the ShopRite and Fairway banners and three Gourmet Garage specialty markets in New York City.

Forward Looking Statements
    All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: risks and uncertainties related to the COVID-19 pandemic, including among others, the duration and severity of the pandemic, shifts in customers buying patterns, disruptions to supply chains, inability of the workforce to work due to illness, quarantine or government mandates, including travel restrictions and stay at home orders, the effectiveness and duration of COVID-19 stimulus packages; general economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; risks, uncertainties and challenges associated with the Fairway acquisition, including under-performance relative to our expectations, additional capital requirements, unforeseen expenses or delays, imprecise assumptions or our inability to achieve projected cost savings or other synergies, competitive factors in the marketplace and difficulties integrating the business, including merging company cultures, cultivating brand strategy, expansion of food production and conforming the acquired company's technology, standards, processes, procedures and controls; the availability of capital; the liquidity of the Company; the success of operating initiatives;

Exhibit 99.1

consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended	13 Weeks Ended	52 Weeks Ended	52 Weeks Ended
	July 25, 2020	July 27, 2019	July 25, 2020	July 27, 2019

Sales	$501,478	$418,366	$1,804,594	$1,643,502

Cost of sales	356,397	302,110	1,298,119	1,186,786

Gross profit	145,081	116,256	506,475	456,716

Operating and administrative expense	126,957	101,069	444,833	394,750

Depreciation and amortization	8,444	6,809	31,358	27,290

Operating income	9,680	8,378	30,284	34,676

Interest expense	(913)	(1,102)	(2,611)	(4,436)

Interest income	861	1,397	4,060	5,283

Income before income taxes	9,628	8,673	31,733	35,523

Income taxes	399	1,944	6,794	9,984

Net income	$9,229	$6,729	$24,939	$25,539

Net income per share:
Class A common stock:
Basic	$0.71	$0.52	$1.93	$1.98
Diluted	$0.63	$0.47	$1.72	$1.77

Class B common stock:
Basic	$0.46	$0.34	$1.25	$1.29
Diluted	$0.46	$0.34	$1.25	$1.29

Gross profit as a % of sales	28.93%	27.79%	28.07%	27.79%
Operating and administrative expense as a % of sales	25.32%	24.16%	24.65%	24.02%